UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Zygo Corporation

(Exact name of registrant as specified in its charter)

Delaware	0-12944	06-0864500
(State or other jurisdiction or incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Laurel Brook Road Middlefield, Connecticut		06455
(Address of principal executive offices)		(Zip Code)

William H. Bacon		860-347-8506
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of Zygo Corporation (“Zygo,” also referred to as “we,” “us,” or “our”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

Company Overview

Zygo Corporation designs, develops, and manufactures ultra-high precision measurement solutions and top-tier optical sub-systems and components for original equipment manufacturers and end-user applications. We operate within two divisions. Our Metrology Solutions Division manufactures products to improve quality, increase productivity to improve our customers’ manufacturing yields, and decrease the overall cost of product development and manufacturing for high-technology companies. Our Optical Systems Division provides leading-edge product development and manufacturing services that leverage a variety of core technologies across semiconductor, defense, laser fusion research, life-sciences, and other industrial markets.

Conflict Minerals Policy

Zygo Corporation and its subsidiaries are committed to sourcing components and materials from companies that share our values regarding respect for human rights, integrity and environmental responsibility.

Zygo is committed to complying with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as well as the requirements of Section 1502 of the Dodd-Frank Act, which aims to prevent the use of minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (DRC) or in adjoining countries (“conflict minerals”).

Affected suppliers to Zygo will be required to commit to being or becoming “conflict-free” (which means that such supplier does not source conflict minerals) and sourcing only from conflict-free smelters. Each affected supplier to Zygo will be required to provide completed EICC-GeSI declarations evidencing such supplier’s commitment to becoming conflict-free and documenting countries of origin for the tin, tantalum, tungsten, and gold that it purchases.

Item 1.01 Conflict Minerals Disclosure and Report

Zygo has filed a Conflict Minerals Report as Exhibit 1.02 to this Form SD. The Conflict Minerals Report is also publicly available at http://www.zygo.com/conflictmineralsreport. Our website and the information accessible through it are not incorporated into this Form SD.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ZYGO CORPORATION

By:	/s/ John P. Jordan	May 30, 2014
Name:	John P. Jordan	(Date)
Title:	Vice President, Chief Financial Officer
and Treasurer

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